Exhibit 99.1

POLYPID LTD.

AMENDED AND RESTATED 2012 SHARE OPTION PLAN

1.	Definitions

As used herein capitalized terms shall have the meanings set forth in Annex A hereto, unless the context clearly indicates to the contrary.

2.	The Plan

2.1	Purpose

The purpose and intent of the Plan is to advance the interests of the Company by affording to selected employees, officers, directors, consultants and other services providers of the Company or Affiliated Companies an opportunity to acquire a proprietary interest in the Company or to increase their proprietary interest therein, as applicable, by the grant in their favor, of Options, thus providing such Grantee an additional incentive to become, and to remain, employed or engaged by the Company or Affiliated Company, as the case may be, and encouraging such Grantee’s sense of proprietorship and stimulating his or her active interest in the success of the Company and the Affiliated Company by which such Grantee is employed or engaged.

2.2	Effective Date and Term

The Plan shall become effective as of the day it was adopted by the Board, and shall continue in effect until the earlier of (a) its termination by the Board; or (b) the date on which all of the Options available for issuance under the Plan have been granted and exercised; or (c) the lapse of ten (10) years from the date the Plan is adopted by the Board.

3.	Administration

3.1	This Plan and any Sub-Plans shall be administered by the Board. The Board may appoint a committee which, subject to any applicable limitations imposed by the Companies Law, and/or by any other applicable Law, shall have all of the powers of the Board granted herein (in which event of such limitations, such committee may make recommendations to the Board). Subject to the above, the term “Board” whenever used herein, shall mean the Board or such appointed committee, as applicable.

3.2	Unless specifically required otherwise under applicable Mandatory Law, the Board shall have sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, to administer the Plan and any Sub-Plans and all actions related thereto, including without limitation the performance, at any time and from time to time, of any and all of the following:

3.2.1	the designation of Grantees;

3.2.2	the determination of the terms of each grant of Options (which need not be identical), including without limitation the number of Options to be granted in favor of each Grantee and the vesting schedule and the Exercise Price thereof and the documents to be executed by the Grantee;

3.2.3	the determination of the applicable tax regimes to which the Options will be subject;

3.2.4	the determination of the terms and form of the Option Agreements (which need not be identical), whether a general form or a specific form with respect to a certain Grantee;

3.2.5	the modification or amendment of the Exercise Period, vesting schedules (including by way of accelaration) and/or of the Exercise Price of Options, including without limitation the reduction thereof, either prior to or following their grant; the repricing of Options or any other action which is or may be treated as repricing under generally accepted accounting principles; the grant to the holder of an outstanding Option, in exchange for such Option, of a new Option having a purchase price equal to, lower than or higher than the Exercise Price provided in the Option so surrendered and canceled, and containing such other terms and conditions as the Board may prescribe;

3.2.6	any other action and/or determination deemed by the Board to be required or advisable for the administration of the Plan and/or any Sub-Plan or Option Agreement;

3.2.7	the determination of the Fair Market Value of the Shares, and the mechanism of such determination;

3.2.8	the interpretation of the Plan, any Sub-Plans, and the Option Agreements;

3.2.9	the adoption of Sub-Plans, including without limitation the determination, if the Board sees fit to so determine, that to the extent any terms of such Sub-Plan are inconsistent with the terms of this Plan, the terms of such Sub-Plan shall prevail; and

3.2.10	the extension of the period of the Plan or any Sub-Plans.

3.3	The Board may, without shareholder approval, amend, modify (including by adding new terms and rules), and/or cancel or terminate this Plan, any Sub-Plans, and any Options granted under this Plan or any Sub-Plans, any of their terms, and/or any rules, guidelines or policies relating thereto. Notwithstanding the foregoing (a) material amendments to the Plan or any Sub-Plans (but not the exercise of discretion under the Plan or any Sub-Plans) shall be subject to shareholder approval to the extent so required by applicable Mandatory Law; and (b) no termination or amendment of the Plan or any Sub-Plan shall affect any then outstanding Options nor the Board’s ability to exercise its powers with respect to such outstanding Options granted prior to the date of such termination, unless expressly provided by the Board.

3.4	Unless otherwise determined by the Board, any amendment or modification of this Plan and/or any applicable Sub-Plan and/or Option Agreement shall apply to the relationship between the Grantee and the Company; and such amendment or modification shall be deemed to have been included, ab initio, in the Plan and any such applicable Sub-Plan and/or Option Agreement, and shall have full force and effect with respect to the relationship between the Company and the Grantee.

4.	Eligibility

The persons eligible for participation in the Plan as Grantees include employees, officers, directors, consultants, and other service providers of the Company or any Affiliated Company (including persons who are responsible for or contribute to the management, growth or profitability of, or who provide substantial services to, the Company or any Affiliated Company). The Board, in its sole discretion shall select from time to time the individuals, from among the persons eligible to participate in the Plan, who shall receive Options. In determining the persons in favor of whom Options are to be granted, the number of Options to be granted thereto and the terms of such grants, the Board may take into account the nature of the services rendered by such person, his/her present and future potential contribution to the Company or to the Affiliated Company by which he/she is employed or engaged, and such other factors as the Board in its discretion shall deem relevant.

5.	Option Pool

The total number of Options to be granted pursuant to this Plan shall be Three Hundred Twelve Thousand and Four Hundred Three (312,403) and the Company has reserved Three Hundred Twelve Thousand and Four Hundred Three (312,403) authorized but unissued Shares for the purpose of the Plan, subject to adjustment as set forth in Section 12 below, and as shall be amended by the Board from time to time.

The Company shall at all times until the expiration or termination of this Plan keep reserved a sufficient number of Shares to meet the requirements of this Plan. Any of such Shares, which, as of the expiration or termination of this Plan, remain unissued and not subject to outstanding Options, shall at such time cease to be reserved for the purposes of this Plan. Should any Option for any reason expire or be canceled prior to its exercise or relinquishment in full, such Option may be returned to said pool of Options and may again be granted under this Plan.

6.	Grant of Options

6.1	The Options shall be granted for no consideration.

6.2	Each Option granted pursuant to the Plan shall be evidenced by an Option Agreement.

6.3	Each Grantee shall be required to execute, in addition to the Option Agreement, any and all other documents required by the Company or any Affiliated Company, whether before or after the grant of the Options (including without limitation any customary documents and undertakings towards a trustee, if any, and/or the tax authorities). Notwithstanding anything to the contrary in this Plan or in any Sub-Plan, no Option shall be deemed granted unless all documents required by the Company or any Affiliated Company to be signed by the Grantee prior to or upon the grant of such Option, shall have been duly signed and delivered to the Company or such Affiliated Company.

7.	Terms of Options

Option agreements between the Company and a Grantee will be in such form approved by the Board, which may be a general form or a specific form with respect to a certain Grantee.

Unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable Option Agreement, such Option Agreement shall set forth, by appropriate language, the number of Options granted thereunder and the substance of all of the following provisions:

7.1	Exercise Price: The Exercise Price for each Grantee shall be as determined by the Board and specified in the applicable Option Agreement. Without derogating from and in addition to the provisions of Section 18 of the Plan, the Exercise Price shall be denominated in the currency of the primary economic environment of, at the Company’s discretion, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid).

7.2	Vesting: Unless otherwise determined by the Board with respect to any specific Grantee and/or to any specific grant (which determination shall not require shareholder approval unless so required in order to comply with the provisions of applicable Mandatory Law) and provided accordingly in the applicable Option Agreement, the Options shall vest (become exercisable) according to the following 3 year vesting schedule:

Period of Grantee’s Continuous Service from the Start Date:	Portion of Total Number of Options that becomes Vested and Exercisable
Upon the completion of a full twelve (12) months of continuous Service	33%
Upon the lapse of each full additional three month(s) of the Grantee’s continuous Service thereafter, until all the Options are vested (i.e. 100% of the grant will be vested after 4 years)	8.375%

For the purposes hereof, the “Start Date” shall mean the Date of Grant, unless otherwise determined by the Board (which determination shall not require shareholder approval unless so required in order to comply with the provisions of the Companies Law), and provided accordingly in the applicable Option Agreement.

For the purposes hereof, the term “Service” means a Grantee’s employment or engagement by the Company or an Affiliated Company. Service shall be deemed terminated upon the effective date of the termination of the employment/engagement relationship. A Grantee’s Service shall not be deemed terminated or interrupted solely as a result of a change in the capacity in which the Grantee renders Service to the Company or an Affiliated Company (i.e., as an employee, officer, director, consultant, etc.); nor shall it be deemed terminated or interrupted due solely to a change in the identity of the specific entity (out of the Company and its Affiliated Companies) to which the Grantee renders such Service, provided that there is no actual interruption or termination of the continuous provision by the Grantee of such Service to any of the Company and its Affiliated Companies. Furthermore, a Grantee’s Service with the Company or Affiliated Company shall not be deemed terminated or interrupted as a result of any military leave, sick leave, or other bona fide leave of absence taken by the Grantee and approved by the Company or such Affiliated Company by which the Grantee is employed or engaged, as applicable; provided, however, that if any such leave exceeds ninety (90) days, then on the ninety-first (91st) day of such leave the Grantee’s Service shall be deemed to have terminated unless the Grantee’s right to return to Service with the Company or such Affiliated Company is secured by statute or contract. Notwithstanding the foregoing, unless otherwise designated by the Company or Affiliated Company, as the case may be, or required by law, time spent in a leave of absence shall not be treated as time spent providing Service for the purposes of calculating accrued vesting rights under the vesting schedule of the Options. Without derogating from the aforesaid, the Service of a Grantee to an Affiliated Company shall also be deemed terminated in the event that such Affiliated Company for which the Grantee performs Service ceases to fall within the definition of an “Affiliated Company” under this Plan, effective as of the date said Affiliated Company ceases to be such. In all other cases in which any doubt may arise regarding the termination of a Grantee’s Service or the effective date of such termination, or the implications of absence from Service on vesting, the Corporation, in its discretion, shall determine whether the Grantee’s Service has terminated and the effective date of such termination and the implications, if any, on vesting.

The Board shall be entitled, but not obliged, at its sole discretion, to accelerate, in whole or in part, the vesting schedule of any Option, including, without limitation, in connection with a Merger Transaction and/or an IPO.

7.3	Expiration Date: Unless expired earlier pursuant to either Section 7.4 or Section 9 below, unexercised Options shall expire and terminate and become null and void upon the lapse of ten (10) years from the Date of Grant (the “Expiration Date”).

7.4	Exercise Period:

7.4.1	Each Option shall be exercisable from the date upon which it becomes vested until the Expiration Date of such Option (the “Exercise Period”).

7.4.2	Notwithstanding anything to the contrary contained in this Plan, in the event of a merger of the Company with or into another corporation, or the sale of all or substantially all the assets or the shares of the Company (such merger or sale: a “Merger Transaction”), the surviving or the acquiring entity, as the case may be, or its respective parent company or subsidiary (the “Successor Entity”) may either assume the Company’s rights and obligations under outstanding Options or substitute the outstanding Options, as follows:

(a)	For purposes of this Section 7.4.2, the outstanding Options shall be deemed assumed or substituted by the Successor Entity if, following the consummation of the Merger Transaction, the outstanding Options confer the right to receive, for each share underlying any outstanding Option immediately prior to the consummation of the Merger Transaction, the same consideration (whether shares, cash or other securities or property) to which an existing holder of a Share on the effective date of consummation of the Merger Transaction was entitled; provided, however, that if the consideration to which such existing holder is entitled comprises consideration other than or in addition to securities of the Successor Entity, then the Board may determine, with the consent of the Successor Entity, that the consideration to be received by the Grantees for their outstanding Options will comprise solely securities of the Successor Entity equal in their market value to the per share consideration received by the holders of Shares in the Merger Transaction.

(b)	In the event that the Successor Entity neither assumes nor substitutes all of the outstanding Options of a Grantee, then such Grantee shall have a period of 15 days (or if so decided by the Board, such longer period as the Board may determine in its sole discretion) from the date designated by the Company in a written notice given to the Grantee (such date to be no earlier than the date upon which said notice is delivered to the Grantee) to exercise his or her Vested Options.

(c)	All Options, whether vested or not, which are neither assumed or substituted by the Successor Entity, nor exercised by the end of the said 15-day period, shall expire effective as of the date of the consummation of the Merger Transaction, whereupon they shall become null and void and shall no longer entitle the Grantee to any right in or towards the Company or the Successor Entity.

7.5	Exercise Notice and Payment:

Vested Options may be exercised at one time or from time to time during the Exercise Period, by giving a written notice of exercise (the “Exercise Notice”) to the Company, at their principal offices, in accordance with the following terms, or such other procedures as shall be determined from time to time by the Board and notified in writing to the Grantees:

(a)	The Exercise Notice must be signed by the Grantee and must be delivered to the Company, prior to the termination of the Options, by certified or registered mail - return receipt requested, with a copy delivered to the Chief Financial Officer (or such other authorized representative) of the Affiliated Company with which the Grantee is employed or engaged, if applicable.

(b)	The Exercise Notice will specify the number of Vested Options being exercised.

(c)	The Exercise Notice will be accompanied by payment in full of the Exercise Price for the exercised Options and by such other representations and agreements as required by the Company with respect to the Grantee’s investment intent regarding the Exercised Shares. Payment will be made by personal check or cashier’s check payable to the order of the Company, or at the discretion of the Board, payment of such other lawful consideration as the Board may determine (such as, by way of example, cashless exercise), provided however, that in case of payment by check, the Options shall not be deemed exercised, and the Company shall not issue the Exercised Shares in respect thereof, until the check shall have been fully and irrevocably honored by the bank on which it was drawn.

7.6	Conditions of Issuance

No Options shall be deemed exercised nor shall any Share be issued thereunder, until the Company has been provided with confirmation by the applicable tax authorities or is otherwise under a tax arrangement, which either: (a)waives or defers the tax withholding obligation with respect to such exercise and issuance; or (b) confirms receipt of the payment of all the tax due with respect to such exercise; or (c) confirms the conclusion of another arrangement with the Grantee regarding the tax amounts, if any, that are to be withheld by the Company or any Affiliated Company under Law with respect to such exercise, and which arrangement is satisfactory to the Company. If such confirmations/exemptions/arrangements are not available under the tax subjections of the Grantee, the Company shall be entitled to require as a condition of issuance that the Grantee remit an amount sufficient to satisfy all federal, state and other governmental withholding tax requirements related thereto. A determination of the Company’s counsel that a withholding tax is required in connection with the exercise of Options shall be conclusive for the purposes of this requirement condition.

Furthermore, notwithstanding any other provision of this Plan, the Company shall have no obligation to issue or deliver Shares under the Plan unless the exercise of the Option and the issuance and delivery of the underlying Shares comply with, and do not result in a breach of, all applicable Laws, to the satisfaction of the Company in its sole discretion, and have received, if deemed desirable by the Company, the approval of legal counsel for the Company with respect to such compliance. The Company may further require the Grantee to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with applicable Laws.

As a condition to the exercise of an Option, the Company may require, among other things, that: (a) the Grantee represent and warrant at the time of any exercise that the underlying Shares are being purchased only for investment and without any present intention to sell or distribute such Shares, and make such other representations, warranties and covenants as may be reasonably required to comply with applicable laws; (b) a legend be stamped on the certificates representing such underlying Shares indicating that they may not be pledged, sold or otherwise transferred unless an opinion of legal counsel (acceptable by the Company’s counsel) stating that such transfer is not in violation of any applicable Law, is provided; and (c) the Grantee execute and deliver to the Company such an agreement as may be in use by the Company setting forth certain terms and conditions applicable to the Shares.

8.	Transferability

8.1	The Options are not publicly traded.

8.2	Other than by will or laws of descent, neither the Options nor any of the rights in connection therewith shall be assignable, transferable, made subject to attachment, lien or encumbrance of any kind, and the Grantee shall not grant with respect thereto any power of attorney or transfer deed, whether valid immediately or in the future.

8.3	Following the exercise of Vested Options, the Exercised Shares shall be transferable; provided, however, that Exercised Shares may be subject to applicable securities regulations, a right of first refusal, one or more repurchase options, market stand-off provisions, lock up periods and such other conditions and restrictions as may be included in the Company’s Articles, the Plan, any applicable Sub-Plan, the applicable Option Agreement, and/or any conditions and restrictions included in the Company’s Securities Law Compliance Manual/Insider Trade Policy, or similar document, if any, all as determined by the Board in its discretion, provided however, that if the Options are subject to a right of first refusal or a repurchase option, then for as long as the Company is not publicly traded, a Grantee shall not transfer any Exercised Shares, prior to the lapse of six (6) months and one day from the date on which s/he exercised the Options. The Company shall have the right to assign at any time any repurchase or right of first refusal right it may have, whether or not such right is then exercisable, to one or more persons as may be selected by the Company. Upon request by the Company, the Grantee shall execute any agreement or document evidencing such transfer restrictions prior to the receipt of Exercised Shares hereunder, and shall promptly present to the Company any and all certificates representing Exercised Shares for the placement on such certificates of appropriate legends evidencing any such transfer restrictions.

The Grantee may transfer or sell only Exercised Shares, or any part thereof, to any third party, provided that all of the following conditions have been met prior to such transfer: (a) the transfer is made in accordance with and subject to the provisions of the Company’s Articles (including, without limitation, any rights of first refusal provided therein, if any); and (b) the transferee confirmed in writing its acceptance of the terms and conditions of the Plan, any applicable Sub-Plan and the applicable Option Agreement with respect to the Exercised Shares being transferred, instead of the Grantee, to the satisfaction of the Board (including the execution of the proxy referred to in Section 10.2 below); and (c) actual payment of all taxes required to be paid upon such sale and transfer of the Exercised Shares has been made to the tax assessor, and the trustee (if applicable) received confirmation from the tax assessor that all taxes required to be paid upon such sale and transfer have been paid.

Any transfer that is not made in accordance with the Plan, any applicable Sub-Plan or the applicable Option Agreement shall be null and void.

8.4	No transfer of an Exercised Share or Option by the Grantee by will or by the laws of descent shall be effective against the Company, unless and until: (a) the Company shall have been furnished with written notice thereof, accompanied by an authenticated copy of probate of a will together with the will or inheritance order and/or such other evidence as the Board may deem necessary to establish the validity of the transfer; and (b) the contemplated transferee(s) shall have confirmed to the Company in writing its acceptance of the terms and conditions of the Plan, any applicable Sub-Plan and Option Agreement, with respect to the Exercised Share or Options being transferred, to the satisfaction of the Board.

8.5	In the event that prior to an IPO, holders holding in the aggregate no less than a controlling interest in the Company (“Selling Shareholders”) elect to sell all or substantially all of their shares in the Company either to a third party or to one shareholder of the Company, then, if so requested by the purchaser, the Grantee shall be obligated to join the sale and sell all of his/her Shares in the Company (and if requested, also his/her unexpired Vested Options), all under the same terms under which the Selling Shareholders have agreed to sell their shares (provided that with respect to Vested Options, the Exercise Price shall be deducted from the purchase price paid for the shares in such transaction) and in accordance with the provisions of the Articles of the Company.

9.	Termination of Options and Repurchase of Exercised Shares

9.1	Notwithstanding anything to the contrary, any Option granted in favor of any Grantee but not exercised by such Grantee within the Exercise Period and in strict accordance with the terms of the Plan, any applicable Sub-Plan and the applicable Option Agreement, shall, upon the lapse of the Exercise Period, immediately expire and terminate and become null and void.

9.2	Upon the termination of a Grantee’s Service, for any reason whatsoever, any Options granted in favor of such Grantee, which are not Vested Options, shall immediately expire and terminate and become null and void.

9.3	Additionally, in the event of the termination of a Grantee’s Service for Cause (a) all of such Grantee’s Vested Options shall also, upon such termination for Cause, immediately expire and terminate and become null and void; and (b) any and all of such Grantee’s Exercise Shares shall be subject to the Company’s “Repurchase Right”, as described below.

For the purposes hereof the term “Cause” shall mean (a) the conviction of the Grantee for any felony involving moral turpitude or affecting the Company or any Affiliated Company; (b) the embezzlement of funds of the Company or any Affiliated Company; (c) any breach of the Grantee’s fiduciary duties or duties of care towards the Company or any Affiliated Company (including without limitation any disclosure of confidential information of the Company or any Affiliated Company or any breach of a non-competition undertaking); (d) any conduct in bad faith reasonably determined by the Board to be materially detrimental to the Company or, with respect to any Affiliated Company, reasonably determined by the Board of Directors of such Affiliated Company to be materially detrimental to either the Company or such Affiliated Company; or (e) any other event classified under any applicable agreement between the Grantee and the Company or the Affiliated Company, as applicable, as a “cause” for termination or by other language of similar substance.

The Company’s “Repurchase Right” shall be as follows: If any Grantee’s Service is terminated by the Company for Cause, then, within 180 days after such termination, the Company shall have the right, but not the obligation, to repurchase from the Grantee, or his or her legal representative, as the case may be, all or part of the Shares s/he exercised pursuant to the Options, if any. The Repurchase Right shall be exercised by the Company by giving the Grantee, or his/her legal representative written notice, within said 180 days, of its intention to exercise the Repurchase Right, indicating the number of such Exercised Shares to be repurchased and the date on which the repurchase is to be effected, and shall pay the Grantee for each such Exercised Share being repurchased, an amount equal to the price originally paid by the Grantee for such Exercised Shares, subject to adjustments as provided in Section 12 below. The certificate(s) representing such Exercised Shares to be repurchased shall, prior to the close of business on the date specified for the repurchase, be delivered to the Company together with a duly endorsed stock assignment certificate. Payment shall be made in cash, cash equivalents, or in any other way of payment allowed under any applicable Law, and authorized by the Board. Concurrently with the exercise of the Repurchase Right, if exercised, the Grantee (or the holder of the Exercised Shares so repurchased) shall no longer have any rights as a holder of such repurchased Exercised Shares. Such repurchased Exercised Shares shall be deemed to have been repurchased, whether or not the certificate(s) therefor have been delivered. If the Grantee fails to deliver such stock certificate(s), the Company shall be entitled to take such action as may be necessary to remove the requisite number of Shares registered in the name of the Grantee from the books and records of the Company. The Repurchase Right shall be in addition to any and all other rights and remedies available to the Company.

In the event that the Company shall be prohibited, on account of any applicable Mandatory Law, from repurchasing Exercised Shares, the Company may assign the Repurchase Right to it wholly owned subsidiary, or if the same is not possible on account of any applicable Law, to all of the stockholders of the Company at the time of the exercise of said right (excluding other shareholders pursuant to the exercise of Options), on a pro-rata, as converted basis, all under the same terms and conditions set forth in this Plan, in which event the Company portion shall inform the Grantee of the identity of the particular assignee in the Company’s Notice, and the provisions of this Section regarding the Company shall apply to such assignee(s), mutatis mutandis.

In the event that at the time the Company wishes to exercise its Repurchase Right, the Grantee does not own a sufficient number of Exercised Shares to satisfy the Company’s Repurchase Right, in addition to performing any obligations necessary to satisfy the Company’s Repurchase Right, the Company may require the Grantee to deliver to the Company, for each Exercised Share that is the subject of the Repurchase Right and is not available for repurchase as it has been sold or transferred, an aggregate cash amount, equal to the difference between the fair market value of each such missing Share and the price originally paid by the Grantee to the Company for each such Exercised Share, as adjusted.

9.4	Unless otherwise determined by the Board (which determination shall not require shareholder approval, unless so required in order to comply with the provisions of applicable Mandatory Law), following termination of Grantee’s Service other than for Cause, the Expiration Date of such Grantee’s Vested Options shall be deemed the earlier of: (a) the Expiration Date of such Vested Options as was in effect immediately prior to such termination; or (b) 3 (three) calendar months following the date of such termination or, if such termination is the result of death or disability of the Grantee, 12 (twelve) calendar months from the date of such termination.

9.5	Notwithstanding anything to the contrary herein, upon the issuance of a court order declaring the bankruptcy of a Grantee, or the appointment of a receiver or a provisional receiver for a Grantee over all of his assets, or any material part thereof, or upon making a general assignment for the benefit of his creditors, any outstanding Options issued in favor of such Grantee (whether vested or not) shall immediately expire and terminate and become null and void and shall entitle neither the Grantee nor the Grantee’s receiver, successors, creditors or assignees to any right in or towards the Company or any Affiliated Company in connection with the same, and all interests and rights of the Grantee or the Grantee’s receiver, successors, creditors or assignees in and to the same, shall expire.

10.	Rights as Shareholder, Voting Rights, Dividends and Bonus Shares

10.1	It is hereby clarified that a Grantee shall not, by virtue of this Plan, any applicable Sub-Plan or the applicable Option Agreement or any Option granted to the Grantee, have any of the rights of a shareholder with respect to the Shares underlying the Options, until the Options have been exercised and the Exercised Shares issued in the Grantee’s name.

10.2	Prior to the closing of an IPO, the Board shall be entitled to require, as a condition to the exercise of any Option, that the Grantee (and the trustee, if there is a trustee who is the holder of the Exercised Shares) sign and deliver to such person as may be designated by the Board (the “Nominee”) an irrevocable proxy, in a form to be provided by the Company, appointing the Nominee as the sole person entitled to exercise the voting rights conferred by such shares. The Nominee shall not exercise the voting rights conferred by the Exercised Shares held by him or with respect to which the Nominee has been given an irrevocable proxy as aforesaid, in any way whatsoever, and shall not issue a proxy to any person or entity to vote such shares, unless otherwise instructed by the Board, and in accordance with such instructions. Unless instructed otherwise by the Board, the Nominee shall vote such Exercised Shares in a manner pro-rata to the votes of the other voting shares, such that the votes of the Exercised Shares shall not affect the end result of the vote. The Nominee shall be indemnified and held harmless by the Company, to the extent permitted by applicable law, against any cost or expense (including counsel fees) reasonably incurred by him/it, or any liability (including any sum paid in settlement of a claim with the approval of the Company) arising out of any act or omission to act in connection with the voting of the aforesaid proxy unless arising out of such Nominee’s own fraud or bad faith. Such indemnification shall be in addition to any rights of indemnification the Nominee(s) may have as a director or otherwise under the Company’s Articles, any agreement, any vote of shareholders or disinterested directors, insurance policy or otherwise.

10.3	Notwithstanding anything to the contrary herein or in the Company’s Articles, none of the Grantees shall have (and they hereby waive the right to have), any pre-emptive rights to purchase, along with the other shareholders in the Company, a pro rata portion of any securities proposed to be offered by the Company prior to the offering thereof to any third party or any rights of first refusal to purchase any securities of the Company offered by the other shareholders of the Company.

10.4	Cash dividends paid or distributed, if any, with respect to the Exercised Shares shall be remitted directly to the Grantee who is entitled to the Exercised Shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, and the withholding thereof.

10.5	All bonus shares to be issued by the Company, if any, with regard to the Exercised Shares held by a trustee, if any, shall be registered in the name of such trustee and all provisions applying to such Exercised Shares, shall apply to the bonus shares issued by virtue thereof, mutatis mutandis.

11.	Liquidation

In the event that the Company is liquidated or dissolved while unexercised Options remain outstanding under the Plan, then all or part of such outstanding Options may be exercised in full by the Grantees as of immediately prior to the effective date of such liquidation or dissolution of the Company, without regard to the vesting terms thereof.

12.	Adjustments

The number of Shares to which each outstanding Option is exercisable, together with those Shares otherwise reserved for the purposes of the Plan for Options not yet exercised as provided under Section 5 above, shall be proportionately adjusted for any increase or decrease in the number of Shares resulting from a stock split, reverse stock split, combination or reclassification of the Shares, as well as for any distribution of bonus shares. Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive.

All provisions applying to the Exercised Shares shall apply to all Shares received as a result of an adjustment as described above.

No adjustment shall be made by virtue of the distribution, if any, of any cash or similar dividend.

13.	No Interference

Neither the Plan nor any applicable Sub-Plan or Option Agreement shall affect, in any way, the rights or powers of the Company or its shareholders to make or to authorize any sale, transfer or change whatsoever in all or any part of the Company’s assets, obligations or business, or any other business, commercial or corporate act or proceeding, whether of a similar character or otherwise; any adjustments, recapitalizations, reorganizations or other changes in the Company’s capital structure or business; any merger or consolidation of the Company; any issue of bonds, debentures, shares (including preferred or prior preference shares ahead of or affecting the existing shares of the Company including the shares into which the Options granted hereunder are exercisable or the Exercised Shares or the rights thereof, etc.); or the dissolution or liquidation of the Company; and none of the above acts or authorizations shall entitle the Grantee to any right or remedy, including without limitation, any right of compensation for any dilution resulting from any issuance of any shares or of any other securities in the Company to any person or entity whatsoever.

14.	No Employment/Engagement/Continuance of Service Obligations

Nothing in the Plan, in any applicable Sub-Plan or Option Agreements, or in any Option granted hereunder shall be construed as guaranteeing the Grantee’s continuous employment, engagement or service with the Company or any Affiliated Company, and no obligation of the Company or any Affiliated Company as to the length of the Grantee’s employment, engagement or service shall be implied by the same. The Company and its Affiliated Companies reserve the right to terminate the employment, engagement or service of any Grantee pursuant to such Grantee’s terms of employment, engagement or service and any law.

15.	No Representation

The Company does not and shall not, through this Plan, any applicable Sub-Plan or the applicable Option Agreement, make any representation towards any Grantee with respect to the Company, its business, its value or either its shares in general or the Exercised Shares in particular.

Each Grantee, upon entering into the applicable Option Agreement, shall represent and warrant toward the Company that his/her consent to the grant of the Options issued in his/her favor and the exercise (if so exercised) thereof, neither is nor shall be made, in any respect, upon the basis of any representation or warranty made by the Company or by any of its directors, officers, shareholders or employees, and is and shall be made based only upon his/her examination and expectations of the Company, on an “as is” basis. Each Grantee shall waive any claim whatsoever of “non-conformity” of any kind, and any other cause of action or claim of any kind with respect to the Options and/or their underlying Shares.

16.	Tax Consequences

16.1	Any and all tax and/or other mandatory payment consequences arising from the grant or exercise of any Option, the payment for or the transfer of the Exercised Shares to the Grantee, or the sale of the Exercised Shares by the Grantee, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) (whether of the Company, any Affiliated Company, a trustee, if applicable, or the Grantee), shall be borne solely by the Grantee.

16.2	The Company, any Affiliated Company and a trustee, if applicable, may each withhold (including at source), deduct and/or set-off, from any payment made to the Grantee, the amount of the tax and/or other mandatory payment the withholding of which is required with respect to the Options and/or the Exercised Shares under any applicable Law. The Company or an Affiliated Company may require the Grantee, through payroll withholding, cash payment or otherwise, to make adequate provision for any such tax withholding obligations of the Company, Affiliated Company or a trustee, if applicable, arising in connection with the Options or the Exercised Shares. Without derogating from the aforesaid, each Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Grantee.

16.3	Furthermore, each Grantee shall indemnify the Company, any applicable Affiliated Company and a trustee, if applicable, or any one thereof, and hold them harmless from and against any and all liability in relation with any such tax and/or other mandatory payments or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Grantee.

17.	Non-Exclusivity of the Plan

The adoption by the Board of this Plan and any Sub-Plans shall not be construed as amending, modifying or rescinding any previously approved incentive arrangements, or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including without limitation the grant of options for shares in the Company otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

18.	Currency Exchange Rates

Except as otherwise determined by the Board, all monetary values with respect to Options granted pursuant to this Plan, including without limitation the fair market value and the Exercise Price of each Option, shall be stated in United States Dollars. In the event that the Exercise Price is in fact to be paid in New Israeli Shekels, the conversion rate shall be the last known representative rate of the US Dollar to the New Israeli Shekels on the date of payment.

ANNEX A

Capitalized Terms used in the 2012 Share Option Plan, shall have the meanings set forth below:

1.1	“Affiliated Company” – means any present or future entity (a) which holds a controlling interest in the Company; (b) in which the Company holds a controlling interest; (c) in which a controlling interest is held by another entity, who also holds a controlling interest in the Company; or (d) which has been designated an “Affiliated Company” by resolution of the Board.

1.2	“Board” – means the Board of Directors of the Company.

1.3	“Cause” – as defined in Section 9.3 of the Plan.

1.4	“Company” – PolyPid Ltd.

1.5	“Companies Law” – the State of Israel’s Companies Law, 5759 – 1999, as amended from time to time, and the rules and regulations promulgated thereunder.

1.6	“Date of Grant” – the date determined by the Board to be the effective date of the grant of Options to a Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options.

1.7	“Exercise Notice” - as defined in Section 7.5 of the Plan.

1.8	“Exercise Period” - as defined in Section 7.4 of the Plan.

1.9	“Exercise Price” - the price to be paid for the exercise of each Option.

1.10	“Exercised Shares” - the Shares that are issued upon the exercise of the Options.

1.11	“Expiration Date” - as defined in Section 7.3 of the Plan.

1.12	“Fair Market Value” means as of any date, the value of a Share determined as follows:

(i)	If the Shares are listed on any established stock exchange or a national market system, including without limitation the Tel -Aviv Stock Exchange, the NASDAQ National Market System or the NASDAQ SmallCap Market, the Fair Market Value shall be the last reported sale price for such Shares (or the highest closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported in The Wall Street Journal, or such other source as the Board deems reliable;

(ii)	If the Shares are regularly quoted by one or more recognized securities dealers, but selling prices are not reported, the Fair Market Value shall be the mean between the highest bid and lowest asked prices for the Shares on the last market trading day prior to the day of determination; or

(iii)	In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Board.

1.13	“Grantee” – a person or entity to whom Options are granted.

1.14	“IPO” – an initial public offering of securities of the Company in a recognized stock exchange market or the listing thereof on NASDAQ or another recognized automated quotation system.

1.15	“Law” – federal, state and/or foreign, laws, rules and/or regulations and/or rules, regulations, guidelines and/or requirements of any relevant securities and exchange and/or tax commission and/or authority and/or any relevant stock exchange or quotations systems.

1.16	“Mandatory Law” – provisions of Law, which may not be contrarily addressed or regulated by the determination and/or consent of the Company and/or other parties.

1.17	“Merger Transaction” - as defined in Section 7.4 of the Plan.

1.18	“Option(s)” - an option(s) granted within the framework of this Plan, each of which imparts the right to purchase one Share.

1.19	“Option Agreement” – with respect to any Grantee – a written option agreement or a written instrument, executed by and between the Company and the Grantee, which shall set forth the terms and conditions with respect to the Options.

1.20	“Plan” - this Company’s 2012 Israeli Share Option Plan, as may be amended from time to time as set forth herein.

1.21	“Service” – as defined in Section 7.2 of the Plan.

1.22	“Share(s)” – Ordinary Share(s) of the Company, par value of NIS 0.10 each, to which, subject to the provisions herein, are attached the rights specified in the Company’s Articles, as may be amended from time to time.

1.23	“Start Date” – as defined in Section 7.2 of the Plan.

1.24	“Sub-Plan” - any supplements or sub-plans to the Plan adopted by the Board, applicable to Grantees employed in a certain country or region or subject to the laws of a certain country or region, as deemed by the Board to be necessary or desirable to comply with the laws of such region or country, or to accommodate the tax policy or custom thereof, which, if and to the extent applicable to any particular Grantee, shall constitute an integral part of the Plan.

1.25	“Vested Option(s)” – that portion of the Options which the Grantee is entitled to exercise in accordance with the provisions of Section 7.2 of the Plan or, if inconsistent with the provisions of Section 7.2 of the Plan - the provisions of the Option Agreement of such Grantee.

POLYPID LTD. - 2012 SHARE OPTION PLAN

Sub-Plan for Grantees Subject to Israeli Taxation

This Sub-Plan (“Sub-Plan”) to the 2012 PolyPid Ltd. Share Option Plan (the “Plan”) is hereby established effective____________, 2012.

1.	Definitions

As used herein, the following terms shall have the meanings hereinafter set forth, unless the context clearly indicates to the contrary. Any capitalized term used herein which is not specifically defined in this Sub-Plan shall have the meaning set forth in the Plan.

1.1	“Affiliated Company,” for purposes of eligibility under the Sub-Plan shall have the meaning of the term in the Plan, provided however that any affiliated entity shall be an “employing company” within the meaning of such term in Section 102 of the Ordinance.

1.2	“Controlling Shareholder” - shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

1.3	“Election” – the election by the Company, with respect to grant of 102 Trustee Options, of either one of the following tax tracks – “Capital Gains Tax Track” or “Ordinary Income Tax Track”, as provided in and in accordance with the Section 102.

1.4	“Employee” - a person who is employed by the Company or its Affiliated Company, including an individual who is serving as a director or an office holder, but excluding any Controlling Shareholder, all as determined in Section 102 of the Ordinance.

1.5	“Fair Market Value” - solely for the purposes of 102 Trustee Options, if and to the extent Section 102 prescribes a specific mechanism for determining the Fair Market Value of the Exercised Shares, then notwithstanding the definition in the Plan, the Fair Market Value of 102 Trustee Options shall be as prescribed in Section 102, if applicable.

Without derogating from the definition of “Fair Market Value” enclosed in the Plan and solely for the purpose of determining the tax liability pursuant to Section 102(b)(3) of the Ordinance, if at the date of grant the Company’s shares are listed on any established stock exchange or a national market system or if the Company’s shares will be registered for trading within ninety (90) days following the date of grant of the Capital Gains Tax Track options, the fair market value of the Shares at the date of grant shall be determined in accordance with the average value of the Company’s shares on the thirty (30) trading days preceding the date of grant or on the thirty (30) trading days following the date of registration for trading, as the case may be.

1.6	“ITA” - the Israeli Tax Authorities.

1.7	“102 Non-Trustee Option” – an Option granted not through a Trustee in accordance with and pursuant to Section 102.

1.8	“3(i) Option” – an Option granted pursuant to Section 3(i) of the Ordinance.

1.9	“Ordinance” - the Israeli Income Tax Ordinance [New Version], 1961, and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.10	“Restricted Period” – as defined in Section 4.3 hereinbelow.

1.11	“Section 102” – Section 102 of the Ordinance and the rules and regulations promulgated thereunder, as are in effect from time to time, and any similar successor rules and regulations.

1.12	“Trustee” - the trustee designated or replaced by the Company and/or applicable Affiliated Company for the purposes of the Plan and approved by the Israeli Tax Authorities all in accordance with the provisions of Section 102.

1.13	“102 Trustee Option” – an Option granted through a Trustee in accordance with and pursuant to Section 102.

2.	General

2.1	The purpose of this Sub-Plan is to establish certain rules and limitations applicable to Options granted to Grantees, the grant of Options to whom (or the exercise thereof by whom) are subject to taxation by the Israeli Income Tax (“Israeli Grantees”), in order that such Options may comply with the requirements of Israeli law, including, if applicable, Section 102.

2.2	The Plan and this Sub-Plan are complementary to each other and shall be read and deemed as one. In the event of any contradiction, whether explicit or implied, between the provisions of this Sub-Plan and the Plan, the provisions of this Sub-Plan shall prevail with respect to Options granted to Israeli Grantees.

2.3	Options may be granted under this Sub-Plan in one of the following tax tracks, at the Company’s discretion and subject to applicable restrictions or limitations as provided in applicable law including without limitation any applicable restrictions and limitations in Section 102 regarding the eligibility of Israeli Grantees to each of the following tax tracks, based on their capacity and relationship towards the Company:

(i)	102 Trustee Options - in such tax track as determined in accordance with the Election; or

(ii)	102 Non-Trustee Options; or

(iii)	3(i) Options.

For avoidance of doubt, the designation Options to any of the above tax tracks shall be subject to the terms and conditions set forth in Section 102.

2.3(a)	The Company’s Election of the type of 102 Trustee Options as Capital Gain Tax Track or Ordinary Income Tax Track granted to Employees, shall be appropriately filed with the ITA before the Date of Grant of an 102 Trustee Option. Such Election shall become effective beginning the first Date of Grant of an 102 Trustee Option under this Plan and shall remain in effect until the end of the year following the year during which the Company first granted 102 Trustee Options. The Election shall obligate the Company to grant only the type of 102 Trustee Option it has elected, and shall apply to all Israeli Grantees who were granted 102 Trustee Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Options simultaneously.

3.	Administration

Without derogating from the powers and authorities of the Board detailed in the Plan, the Board shall have the sole and full discretion and authority, without the need to submit its determinations or actions to the shareholders of the Company for their approval or authorization, unless such approval is required to comply with applicable Mandatory Law, to administer this Sub-Plan and to take all actions related hereto and to such administration, including without limitation the performance, from time to time and at any time, of any and all of the following:

(a)	the determination of the specific tax track (as described in Section 2.3 and 2.3(a) above) in which the Options are to be issued.

(b)	the Election;

(c)	the appointment of the Trustee;

(d)	the adoption of forms of Option Agreements to be applied with respect to Israeli Grantees (the “Israeli Option Agreement”), incorporating and reflecting, inter alia, relevant provisions regarding the grant of Options in accordance with this Sub-Plan, and the amendment or modification from time to time of the terms of such Israeli Option Agreements.

4.	102 Trustee Options

4.1	Grant in the Name of Trustee:

Notwithstanding anything to the contrary in the Plan, 102 Trustee Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant thereto and all rights attached thereto (including bonus shares), issued to, the Trustee, and all shall be registered in the name of the Trustee, who shall hold them in trust until such time as they are released by the transfer or sale thereof by the Trustee. In the case the requirements of Section 102 for 102 Trustee Options are not met, than the 102 Trustee Options may be regarded as 102 Non-Trustee Option, all in accordance with the provisions of Section 102. Notwithstanding anything to the contrary in the Plan, the Date of Grant of a 102 Trustee Option shall be the date determined by the Board to be the effective date of the grant of the 102 Trustee Options to an Israeli Grantee, or, if the Board has not determined such effective date, the date of the resolution of the Board approving the grant of such Options, which in the case of 102 Trustee Options shall not be before the lapse of 30 days (or such other period which may be determined by the Ordinance from time to time) from the date upon which the Plan is first submitted to the relevant Israeli Tax Authorities.

4.2	The persons eligible for participation in the Israeli Sub Plan as Israeli Grantees shall include any Employees and/or Non-Employees of the Company or of any Affiliated Company; provided, however, that (i) Employees may only be granted 102 Trustee Options; and (ii) Non-Employees and/or Controlling Shareholders may only be granted 3(i) Options.

4.3	The Company may designate Options granted to Employees pursuant to Section 102 as 102 Non-Trustee Options or 102 Trustee Options.

4.4	The grant of 102 Trustee Options shall be made under this Sub Plan adopted by the Board, and shall be conditioned upon the approval of this Sub Plan by the ITA.

4.5	102 Trustee Options may either be classified as Capital Gain Tax Track Options or Ordinary Income Tax Track Options.

4.6	No 102 Trustee Options may be granted under this Sub Plan to any eligible Employee, unless and until, the Company’s Election, is appropriately filed with the ITA. Such Election shall become effective beginning the first date of grant of a 102 Trustee Options under this Sub Plan and shall remain in effect at least until the end of the year following the year during which the Company first granted 102 Trustee Options. The Election shall obligate the Company to grant only the type of 102 Trustee Options it has elected, and shall apply to all Israeli Grantees who were granted 102 Trustee Options during the period indicated herein, all in accordance with the provisions of Section 102(g) of the Ordinance. For the avoidance of doubt, such Election shall not prevent the Company from granting 102 Non-Trustee Options simultaneously.

4.7	All 102 Trustee Options must be held in trust by a Trustee.

4.8	For the avoidance of doubt, the designation of 102 Non-Trustee Options and 102 Trustee Options shall be subject to the terms and conditions set forth in Section 102.

4.9	Exercise of Vested 102 Trustee Options:

Unless other procedures shall be determined from time to time by the Board and notified to the Israeli Grantees, the mechanism of exercising vested 102 Trustee Options shall be in accordance with the provisions of the Plan and of the Israeli Sub Plan, except that any notice of exercise of 102 Trustee Options shall be made in such form and method in compliance with the provisions of Section 102 and shall also be delivered in copy to the authorized representative of the Affiliated Company with which the Israeli Grantee is employed and/or engaged, if applicable, and to the Trustee.

4.10	Restrictions on Transfer:

(a)	102 Trustee Options and the Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares), shall be held by the Trustee for such period of time as required by the provisions of Section 102 applicable to Options granted through a Trustee in the applicable tax track, as per the Election (the “Restricted Period”).

(b)	Subject to the provisions of Section 102 and any rules or regulation or orders or procedures promulgated thereunder, the Israeli Grantee shall provide the Company and the Trustee with a written undertaking and confirmation under which the Israeli Grantee confirms that he/she is aware of the provisions of Section 102 and the Elected tax track and agrees to the provisions of the Trust Note between the Company and the Trustee, and undertakes not to release, by sale or transfer, the 102 Trustee Options, and the Exercised Shares issued pursuant to the exercise thereof, and all rights attached thereto (including bonus shares) prior to the lapse of the Restricted Period. The Israeli Grantee shall not be entitled to sell or release from trust the 102 Trustee Options, nor the Exercised Shares issued pursuant to the exercise thereof, nor any right attached thereto (including bonus shares), nor to request the transfer or sale of any of the same to any third party, before the lapse of the Restricted Period. Notwithstanding the above, if any such sale or transfer occurs during the Restricted Period, the sanctions under Section 102 of the Ordinance and under any rules or regulation or orders or procedures promulgated thereunder shall apply to and shall be borne by such Israeli Grantee.

(c)	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Trustee shall not release, by sale or transfer, the Exercised Shares issued pursuant to the exercise of the 102 Trustee Options, and all rights attached thereto (including bonus shares) to the Israeli Grantee, or to any third party to whom the Israeli Grantee wishes to sell the Exercised Shares (unless the contemplated transfer is by will or laws of descent) unless and until the Trustee has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company and the Trustee. For the removal of doubt, it is clarified that the Trustee may release by sale or transfer to a third party only Exercised Shares (and not Options).

4.11	Rights as Stockholder:

Without derogating from the provisions of the Plan, it is hereby further clarified that with respect to Exercised Shares issued pursuant to the exercise of 102 Trustee Options, as long as they are registered in the name of the Trustee, the Trustee shall be the registered owner of such shares.

Notwithstanding, the Trustee shall not exercise the voting rights conferred by such Exercised Shares in any way whatsoever, and shall not issue a proxy to any person or entity to vote such shares (other than to the applicable Israeli Grantee, subject to and in accordance with the provisions of Section 102). Notwithstanding, the Company shall be entitled at its sole discretion, and not required, to distribute dividends directly to the Trustee and the Trustee shall make reasonable efforts to remit the amount of cash dividends to the Israeli Grantees who is entitled to the Exercised Shares for which the dividends are being paid or distributed, subject to any applicable taxation on such distribution of dividend, applicable laws and the withholding thereof.

4.12	Bonus Shares:

All bonus shares to be issued by the Company, if any, with regard to Exercised Shares issued pursuant to the exercise of 102 Trustee Options, while held by the Trustee, shall be registered in the name of the Trustee; and all provisions applying to such Exercised Shares shall apply to bonus shares issued by virtue thereof, if any, mutatis mutandis. Said bonus shares shall be subject to the Restricted Period of the Exercised Shares by virtue of which they were issued.

4.13	Voting:

Without derogating from the provisions of Section 10.2 of the Plan, with respect to Exercised Shares of 102 Trustee Options, such Exercised Shares shall be voted in accordance with the provisions of Section 102.

4.14.	Conditions of Issuance:

Without derogating from the provisions of Section 7.6 of the Plan, and in addition thereto, the arrangements with the ITA referred to therein shall, in the event of 102 Trustee Options also need to be satisfactory to the Trustee.

5.	102 Non-Trustee Options

5.1	102 Non-Trustee Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant to the exercise thereof, issued to, the Israeli Grantee.

5.2	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable Law, the Exercised Shares issued pursuant to the exercise of the 102 Non-Trustee Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the ITA or of another arrangement regarding such payment, which is satisfactory to the Company.

5.3	An Israeli Grantee to whom 102 Non-Trustee Options are granted must provide, upon termination of his/her employment, a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Exercised Shares to be issued upon the exercise of his/her outstanding 102 Non-Trustee Options, all in accordance with the provisions of Section 102.

6.	3(i) Options

6.1	3(i) Options granted hereunder shall be granted to, and the Exercised Shares issued pursuant thereto issued to, the Israeli Grantee.

6.2	Without derogating and subject to the above, and to all other applicable restrictions in the Plan, this Sub-Plan, the Option Agreement and applicable law, the Exercised Shares issued pursuant to the exercise of the 3(i) Options, and all rights attached thereto (including bonus shares) shall not be transferred unless and until the Company has either (a) withheld payment of all taxes required to be paid upon the sale or transfer thereof, if any, or (b) received confirmation either that such payment, if any, was remitted to the tax authorities or of another arrangement regarding such payment, which is satisfactory to the Company.

6.3	The Company may require, as a condition to the grant of the 3(i) Options, that an Israeli Grantee to whom 3(i) Options are to be granted, provide a surety or guarantee to the satisfaction of the Company, to secure payment of all taxes which may become due upon the future transfer of his/her Exercised Shares to be issued upon the exercise of his/her outstanding 3(i) Options.

7.	Tax Consequences

Without derogating from and in addition to any provisions of the Plan, any and all tax and/or other mandatory payment consequences arising from the grant or exercise of Options, the payment for or the transfer or sale of Exercised Shares, or from any other event or act in connection therewith (including without limitation, in the event that the Options do not qualify under the tax classification/tax track in which they were intended) whether of the Company, an Affiliated Company, the Trustee or the Israeli Grantee, including without limitation any non-compliance of the Israeli Grantee with the provisions hereof, shall be borne solely by the Israeli Grantee. The Company, any applicable Affiliated Company, and the Trustee, may each withhold (including at source), deduct and/or set-off, from any payment made to the Israeli Grantee, the amount of the taxes and/or other mandatory payments the of which is required with respect to the Options and/or Exercised Shares. Furthermore, each Israeli Grantee shall indemnify the Company, the applicable Affiliated Company and the Trustee, or any one thereof, and to hold them harmless from any and all liability for any such tax and/or other mandatory payments or interest or penalty thereupon, including without limitation liabilities relating to the necessity to withhold, or to have withheld, any such tax and/or other mandatory payments from any payment made to the Israeli Grantee.

Without derogating from the aforesaid, each Israeli Grantee shall provide the Company and/or any applicable Affiliated Company with any executed documents, certificates and/or forms that may be required from time to time by the Company or such Affiliated Company in order to determine and/or establish the tax liability of such Israeli Grantee.

Without derogating from the foregoing, it is hereby clarified that the Israeli Grantee shall bear and be liable for all tax and other consequences in the event that his/her 102 Trustee Options and/or the Exercised Shares issued pursuant to the exercise thereof are not held for the entire Restricted Period, all as provided in Section 102.

The Company and or when applicable the Trustee shall not be required to release any Share Certificate to an Israeli Grantee until all required payments have been fully made.

8.	Currency Exchange Rates

Except as otherwise determined by the Board, all monetary values with respect to Options granted pursuant to this Sub-Plan, including without limitation the Fair Market Value and the Exercise Price of each Option, shall be stated in United States Dollars. In the event that the Exercise Price is in fact to be paid in New Israeli Shekels, at the sole discretion of the Board, the conversion rate shall be the last known representative rate of the US Dollar to the New Israeli Shekels on the date of payment.

9.	Subordination to the Ordinance

9.1	It is clarified that the grant of the 102 Trustee Options hereunder is subject to the approval by the ITA of the Plan, this Sub-Plan and the Trustee, in accordance with Section 102.

9.2	Any provisions of the Section 102 or Section 3(i) of the Ordinance and/or any of the rules or regulations promulgated thereunder, which is not expressly specified in the Plan or in the applicable Option Agreement, including without limitation any such provision which is necessary in order to receive and/or to keep any tax benefit, shall be deemed incorporated into this Sub-Plan and binding upon the Company, and applicable Affiliated Company and the Israeli Grantee.

9.3	With regards to 102 Trustee Option, the provisions of the Plan and/or this Sub-Plan and/or the Option Agreement shall be subject to the provisions of Section 102 and the Tax Assessing Officer’s permit, and the said provisions and permit shall be deemed an integral part of the Plan and of this Sub-Plan and of the Option Agreement.

9.4	The Options, the Plan, this Sub-Plan and any applicable Option Agreements are subject to the applicable provisions of the Ordinance, which shall be deemed an integral part of each, and which shall prevail over any term that is inconsistent therewith.

9.5	Any provision of Section 102 and/or the said permit which is necessary in order to receive and/or to keep any tax benefit pursuant to Section 102, which is not expressly specified in the Plan or the Sub Plan or the Option Agreement, shall be considered binding upon the Company and the Israeli Grantees.

POLYPID LTD. 2012 SHARE OPTION PLAN

Sub-Plan for U.S. Persons

1.	Purpose of the Sub-Plan

This Sub-Plan (the “Sub-Plan”) is part of the 2012 Share Option Plan of PolyPid Ltd. (the “Plan”) and is adopted by the Board pursuant to Section 1.24 of Annex A of the Plan. All terms not otherwise defined herein shall have the meaning ascribed to them in the Plan. This Sub-Plan governs grants of Options to United States employees, officers, consultants, and other service providers.

2.	Provisions of the Sub-Plan

The provisions of this Sub-Plan shall supersede and govern in the case of inconsistency between the provisions of this Sub-Plan and the provisions of the Plan; provided, however, that this Sub-Plan shall not be construed to grant to any Grantee rights not consistent with the terms of the Plan, unless specifically provided herein.

3.	Shares Available for Allocation; Other Board Limitations

Notwithstanding the provisions of Section 5 of the Plan, the Company’s shareholders have approved a total of Three Hundred Thousand (300,000) Shares, subject to adjustments as set forth in Section 12 of the Plan, for grant pursuant to this Sub-Plan as ISOs (as defined below). For clarity, such Shares shall not affect the number of total Options reserved under the Plan. Shares underlying ISOs that fail to vest or be fully exercised prior to expiration or other termination shall again become available for grant as ISOs pursuant to this Sub-Plan as permitted by applicable law.

Notwithstanding Section 3.2 or 3.3 of the Plan, no changes by the Board shall, without approval of the Company’s shareholders: (a) increase the total number of Shares available for grant pursuant to this Sub-Plan as ISOs, except by operation of the provisions of Section 12 of the Plan; (b) change the class of persons eligible to receive grants pursuant to this Sub-Plan; or (c) extend the date on which ISOs can be granted pursuant to this Sub-Plan beyond the tenth (10th) anniversary of the earlier of the date the Board adopts this Sub-Plan or the date of shareholder approval described in the preceding paragraph.

4.	Eligibility

The individuals who shall be eligible to receive Options under the Plan that are subject to the provisions of this Sub-Plan shall be employees, directors, and other individuals and entities who are United States citizens or who are resident aliens of the United States for United States federal tax purposes (collectively, “U.S. Persons”) and who render services to the management, operation or development of the Company or an Affiliated Company and who have contributed or may be expected to contribute materially to the success of the Company or an Affiliated Company.

5.	Terms and Conditions of Options

(a)	In General. Every Option granted to a U.S. Person shall be evidenced by an Option Agreement in such form as the Board shall approve from time to time, specifying the number of Shares, the time or times at which the Option shall become exercisable in whole or in part, whether the Option is intended to be an incentive stock option (“ISO”) or a nonqualified stock option (“NSO”), and such other terms and conditions as the Board shall approve, and containing or incorporating by reference the terms and conditions set forth in this Sub-Plan. The Plan and this Sub-Plan shall be administered in such a manner as to permit those Options granted hereunder and specially designated as an ISO to qualify as incentive stock options as described in Section 422 of United States Internal Revenue Code of 1986, as amended (the “Code”).

(b)	Limitations Relating to ISOs.

(i)	ISOs shall not be granted to any person who is not an employee of the Company or an affiliate satisfying the requirements of Code Sections 424(e) or 424(f) (generally, a corporation in the group with respect to which there is at least fifty percent (50%) voting power) (for purposes of this Sub-Plan, an “ISO Corporation”).

(ii)	The special United States federal tax rules applicable to ISOs are not available to an ISO that is exercised at any time later than three (3) months following termination of employment with an ISO Corporation. Accordingly, such an Option (if otherwise exercisable) shall be treated as an NSO upon exercise, rather than an ISO, for United States tax purposes.

(iii)	Notwithstanding Section 7.3 of the Plan, no ISO granted to a Grantee who owns (directly or under the attribution rules of Code Section 424(d)) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any ISO Corporation shall expire later than five (5) years from its date of grant.

(iv)	Method of Exercise. Unless otherwise provided in the applicable Option Agreement, an ISO may be exercised only using any of the following methods:

(A)	In cash or by check, payable to the order of the Company;

(B)	By payment in cash or by check, payable to the order of the Company, of the par value of the Shares to be acquired and by payment of the balance of the exercise price in whole or in part by delivery of the Grantee’s recourse promissory note, in a form specified by the Board and to the extent consistent with applicable law, secured by the Shares acquired upon exercise of the Option and such other security as the Board may require;

(C)	By (1) delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price and any required tax withholding or (2) delivery by the Grantee to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price and any required tax withholding;

(D)	By delivery (either by actual delivery or attestation) of Shares owned by the Grantee valued at their Fair Market Value, provided (1) the method of payment is then permitted under applicable law, (2) the Shares, if acquired directly from the Company, was owned by the Grantee for a minimum period of time, if any, as may be established by the Board in its sole discretion, and (3) the Shares is not subject to any repurchase, forfeiture, unfulfilled vesting or other similar requirements; or

(E)	By any combination of the above permitted forms of payment.

In no event shall the “net exercise” method be used to exercise an ISO.

(v)	Notice of ISO Stock Disposition. The Grantee must notify the Company promptly in the event that the Grantee sells, transfers, exchanges or otherwise disposes of any Shares issued upon exercise of an ISO before the later of (i) the second (2nd) anniversary of the date of grant of the ISO or (ii) the first (1st) anniversary of the date the shares were issued upon his exercise of the ISO.

(d)	Exercise Price. The exercise price of each Option shall be as specified by the Board in its discretion; provided, however, that the price shall be at least 100 percent (100%) of the Fair Market Value of the Shares on the date on which the Board grants the Option (or such later date as the Board shall specify), which shall be considered the date of grant of the Option for purposes of fixing the price; and provided, further, that the price with respect to an ISO granted to a Grantee who at the time of grant owns (directly or under the attribution rules of Code Section 424(d)) stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or of any ISO Corporation shall be at least 110 percent (110%) of the Fair Market Value of the Shares on the date of grant of the ISO.

(e)	Effect of Cessation of Employment or Service Relationship. The Board shall determine in its discretion and specify in each applicable Option Agreement the effect, if any, of the termination of the Grantee’s employment with or performance of services for the Company or any Affiliated Company on the exercisability of the Option.

(f)	No Rights as Stockholder. A Grantee shall have no rights as a stockholder with respect to any Shares covered by an Option until the date of issuance of a stock certificate to him or her for the Shares. No adjustment shall be made for dividends or other rights for which the record date is earlier than the date the stock certificate is issued, other than as required or permitted by the Plan.

For the avoidance of doubt, the provisions of Section 10.2 of the Plan shall apply to any Shares issued pursuant to the exercise of an Option.

(g)	Certain Adjustments Prohibited. Notwithstanding any provision in Sections 3.2.5, 7.4.2 or 12 of the Plan, no adjustment shall be made to the terms or conditions of an Option under the terms of the Plan unless the adjustment would not otherwise cause adverse tax consequences to the Grantee under Code Section 409A or result in the loss of ISO status under Code Section 424 (without the Grantee’s consent).

6.	Requirements of Law

(a)	The Company shall not be required to transfer Shares or to sell or issue any Shares upon the exercise of any Option if the issuance of such Shares will result in a violation by the Grantee or the Company of any provisions of any law, statute or regulation of any governmental authority. Specifically, in connection with the Securities Act of 1933, as amended from time to time (the “Securities Act”), upon the exercise of any Option, the Company will not be required to issue Shares unless the Board has received evidence satisfactory to it to the effect that the holder of the Option will not transfer such shares except pursuant to a registration statement in effect under the Securities Act or unless an opinion of counsel satisfactory to the Company has been received by the Company to the effect that registration is not required. Any determination in this connection by the Board shall be conclusive. The Company shall not be obligated to take any other affirmative action in order to cause the exercise of an Option to comply with any law or regulations of any governmental authority, including, without limitation, the Securities Act or applicable state securities laws.

(b)	All other provisions of this Sub-Plan and the Plan notwithstanding, this Sub-Plan and the Plan shall be administered and construed so as to avoid any person who receives an Option Grant incurring any adverse tax consequences under Code Section 409A. The Board shall suspend the application of any provisions of the Plan which could, in its sole determination, result in an adverse tax consequence to any person under Code Section 409A.

7.	Tax Withholding

To the extent required by law, the Company may withhold or cause to be withheld income and other taxes with respect to any income recognized by a Grantee by reason of the exercise of an Option, and as a condition to the receipt of any Option the Grantee shall agree that if the amount payable to him or her by the Company or any Affiliated Company employing the Grantee in the ordinary course is insufficient to pay such taxes, then the Grantee shall upon the request of the Company pay to the Company an amount sufficient to satisfy its tax.